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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13012155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berry-Shino Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15100 N. 78th Way Ste. 100
(No. and Street)

Scottsdale (City) Az (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Berry (480) 315-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian R. Lee, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2101 E. Broadway Road Ste. 7 Tempe, Az 85282-1735
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/13

OATH OR AFFIRMATION

I, Robert Berry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berry-Shino Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

PAUL W. OSMAN
Notary Public - Arizona
Maricopa County
My Comm. Expires Mar 16, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berry-Shino Securities, Inc.

Financial Statements

And Independent Auditors' Report

Year Ended December 31, 2012

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735 P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

February 28, 2013

Board of Directors
Berry-Shino Securities, Inc.
15100 N. 78th Way, Suite 100
Scottsdale, Arizona 85260

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Berry-Shino Securities, Inc. and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC), specified parties of report, solely to assist you and the other specified parties in evaluating Berry-Shino Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Berry-Shino Securities, Inc.'s management is responsible for Berry-Shino Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Check journals including disbursement(s) and copies of any related disbursement transactions requested such as check copy for assessment payment in Form SIPC-7] (as filed on February 27, 2013), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 (as filed on February 27, 2013) for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 (as filed on February 27, 2013) with supporting schedules and working papers (including excel schedule, statement of income (loss) portion of FOCUS reports filed previously for quarters ended March 31, 2012, June

30, 2012, September 30, 2012, and December 31, 2012, and accrual basis internally prepared "profit & loss" financial statements for year ended December 31, 2012, and quarters ended March 31, 2012, June 30, 2012, September 30, 2012, and December 31, 2012, as applicable) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (as filed on February 27, 2013) and in the related schedules and working papers (including excel schedule, statement of income (loss) portions of FOCUS report filed previously for quarters ended March 31, 2012, June 30, 2012, September 30, 2012, and December 31, 2012 and accrual basis internally prepared "profit & loss" financial statements for year ended December 31, 2012, and quarters ended March 31, 2012, June 30, 2012, September 30, 2012, and December 31, 2012, as applicable) supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 (as filed on February 27, 2013) on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Brian R. Lee, CPA, P.C.

Brian R. Lee
Certified Public Accountant

Contents



Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation

www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX

2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735 P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ***Berry-Shino Securities, Inc.*** (an Arizona C-Corporation and the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Berry-Shino Securities, Inc.*** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, supplemental schedule of statement regarding Rule 15c3-3 of the Securities and Exchange Commission, and independent auditors' report on internal control required by SEC Rule 17a-5 contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures in accordance with generally accepted auditing standards, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures and, in our opinion, is fairly stated in all material respects, in relation to the financial statements as a whole.

Brian R. Lee, CPA, P.C.

Tempe, Arizona
February 28, 2013

Financial Statements

Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	105,958
Receivables		
Brokers, dealers and clearing organizations		345
Prepaid expenses		18,707
Securities owned		
Marketable, at market value		68,890
Not readily marketable, at estimated fair value		260
Total securities owned		69,150
Property and equipment, less accumulated depreciation of $211,124		5,851
Other assets		2,630
Total Assets	**$**	**202,641**
Liabilities and Stockholders' Equity		
Liabilities		
Payables: Brokers, dealers and clearing organizations		
- Related parties - broker commissions and other	$	256
- Other (excluding related parties)		24
Total payables: brokers, dealers and clearing organizations		280
Accounts payable and accrued liabilities		
- Other (excluding related parties)		4,868
Loans payable - FINRA		-
Total Liabilities		5,148
Commitments and contingencies		-
Subordinated borrowings - related parties		-
Stockholders' equity		
Common stock - no par or stated value, 10,000 shares voting authorized; 10,000 shares voting issued; and 4,356 shares outstanding		3,497,526
Common stock - no par or stated value, 10,000 shares nonvoting authorized; 5,000 shares nonvoting issued; and 5,000 outstanding		100,000
Series A - Preferred stock - no par or stated value, 7% cumulative, ($250,000 plus accrued and unpaid dividends, if any, liquidation preference), 250 shares voting authorized; 250 shares voting issued; and 250 shares voting outstanding		250,000
Prior years' liquidation dividends		(4,375)
Treasury stock - at cost, 5,644 shares voting		(590,100)
Accumulated deficit		(3,055,558)
Total Stockholders' equity		197,493
Total Liabilities and Stockholders' Equity	**$**	**202,641**

The accompanying notes are an integral part of these financial statements.

Statement of Operations
For the year ended December 31, 2012

Revenues	
Commissions - trading	$ 93,800
Commissions and fees - investment banking	57
Commissions - other	44
Net dealer inventory and investment gains/(losses)	(8,969)
Total Revenues	84,932
Operating Expenses	
Employee compensation and benefits	76,436
Commissions and floor brokerage fees	68,752
Communications	22,407
Occupancy	47,601
Advertising	249
Professional fees	26,097
Regulatory expenses	15,007
Other operating expenses	35,061
Total Operating Expenses	291,610
Income (Loss) from Operations	(206,678)
Other Revenue (Expenses)	
Interest income	5,844
Interest expense, net of refund from FINRA	(12,926)
Total Other Revenue (Expenses)	(7,082)
Income (Loss) before Income Taxes	(213,760)
Provision for Income Taxes (Benefit)	
Current	50
Deferred	-
Total Provision for Income Taxes (Benefit)	50
Net Income (Loss)	$ (213,810)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2012

Stockholders' Equity	Common Stock - Voting	Common Stock - Nonvoting	Series A - Preferred Stock - Voting	Prior Years' Liquidation Dividends	Treasury Stock - Voting	Accumulated Deficit	Total
Balances At December 31, 2011	$ 3,497,526	$ -	$ -	$ -	$ (590,100)	$(2,841,748)	$ 65,678
Issuance of stock		100,000	250,000				350,000
Preferred stock (liquidation) dividends				(4,375)			(4,375)
Net income (loss)						(213,810)	(213,810)
Balances At December 31, 2012	**$ 3,497,526**	**$ 100,000**	**$ 250,000**	**$ (4,375)**	**$ (590,100)**	**$(3,055,558)**	**$ 197,493**

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2012

Subordinated Borrowings	Amount
Subordinated Borrowings At December 31, 2011	$ 250,000
Increases:	
Issuance of subordinated notes, if any during year	-
Decreases:	
Payment of subordinated note, if any during year	(250,000)
Subordinated Borrowings At December 31, 2012	**$ -**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the year ended December 31, 2012

Cash Flows From Operating Activities	
Net Income (Loss)	$ (213,810)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Depreciation	3,854
(Gain) loss on sale of securities owned	421,442
Unrealized (gain)/loss on securities owned	(412,473)
(Increase) Decrease in	
Receivables - brokers, dealers and clearing organizations	1,920
Prepaid expenses	1,127
Securities owned	(54,505)
Other assets	114
Increase (Decrease) in	
Payables: Brokers, dealers and clearing organizations	
- Related parties - broker commissions and other	(1,281)
- Other (excluding related parties)	(10)
Accounts payable and accrued liabilities - other (excluding related parties)	(399)
Total Adjustments	(40,211)
Net Cash Provided by (Used in) Operating Activities	*(254,021)*
Cash Flows From Investing Activities	
Purchases of Property and equipment	(1,067)
Net Cash Provided by (Used in) Investing Activities	*(1,067)*
Cash Flows From Financing Activities	
Proceeds from issuance of common stock	100,000
Payments on loans payable - FINRA	(2,824)
Preferred stock (liquidation) dividends paid	(4,375)
Net Cash Provided by (Used in) Financing Activities	*92,801*
Net Increase (Decrease) in Cash and Cash Equivalents	(162,287)
Cash and Cash Equivalents, Beginning of Year	268,245
Cash and Cash Equivalents, End of Year	**$ 105,958**

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows (CONTINUED)
For the year ended December 31, 2012

Supplemental Disclosures of Cash Flow Information		
Cash Paid During the Year for Interest, net of refund from FINRA	$	12,926
Cash Paid During the Year for Taxes	$	50

Noncash Investing and Financing Activities		
Series A - Preferred Stock issued from Reduction of Subordinated Borrowings - Related Parties	$	250,000

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2012

Note A –
Summary of Significant Accounting Policies and Nature of Operations

A summary of Berry-Shino Securities, Inc. (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

Berry-Shino Securities, Inc. (an Arizona C-Corporation) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in securities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 of the Securities and Exchange Commission (SEC) and is registered with the Financial Industry Regulatory Authority (FINRA), and is subject to federal and state securities laws. The Company currently processes its trades through one clearing broker dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. The Company was incorporated in the State of Arizona on July 16, 1993 and began operations on that date. The Company has adopted a fiscal year end of December 31.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Secured Margin Overdraft

Margin accounts maintained by the Company at a clearing broker-dealer may become overdrawn. These accounts are secured by collateral held by the clearing broker-dealer.

Notes to Financial Statements
December 31, 2012

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Receivables

The Company had receivables due from brokers, dealers and clearing organizations. $0 of the $345 total receivables was over 90 days past due at December 31, 2012. The Company has no allowance for doubtful receivables as of December 31, 2012 as it considers these receivables fully collectible as of that date. These receivables are generally non-interest bearing financial instruments for the Company.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life of the assets, which generally range from 3 to 7 years for financial reporting purposes and from 3 to 39 years for income tax purposes. Leasehold improvements, portion of property and equipment, are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company uses straight-line and double-declining balance methods for financial reporting purposes and accelerated methods for tax purposes.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2012.

Discretionary Liabilities

The Company records discretionary compensation, even though certain discretionary liabilities, such as a noncontractual bonus accrual, may be added back to the Company's net worth for determining net capital. Discretionary liabilities are estimated and recorded based on appropriateness of the accrual for the statement of financial position date but are subject to changes in estimate with new information from management as to probability of payment of these amounts.

Notes to Financial Statements
December 31, 2012

Note A – CONTINUED
Summary of Significant Accounting Policies and Nature of Operations

Revenues

The Company's main sources of revenue are from: (1) trading commissions, and (2) investment banking commissions and fees.

The Company, as a broker-dealer, records trading commissions gross and recognizes related revenues on a trade date basis. The Company processes trades on the stock market for clients. These trades are handled through third-party executing brokers and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance companies and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds and insurance companies issue commission checks to the Company periodically for initial placements. Trailer commissions are generally paid quarterly.

The Company receives revenues from investment banking commissions and fees. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Investment banking commissions and fees are recorded on an accrual basis. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the issuer. In accordance with selling agreements and management discretion, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $249 for the year ended December 31, 2012.

Note B –
Related Party Transactions

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2012:

	Amount
Payables: Brokers, dealers and clearing organizations – Related parties – broker commissions and other	
(payable due broker - commissions – stockholder (R. Berry, a stockholder of Company)	$256
Total	**$256**

Notes to Financial Statements
December 31, 2012

Note B – CONTINUED
Related Party Transactions

Subordinated borrowings – related parties	Amount
(subordinated borrowings – Robert and Marlene Campbell, uncle and aunt of V. Malone, majority stockholder of Company – converted to 250 shares Series A – Preferred stock during year)	$ -
Total	**$ -**

Stockholders' equity	Amount
(common stock – no par or stated value, 5,000 shares nonvoting shares issued to V. Malone, majority stockholder of the Company, for $100,000)	$100,000
Total	**$100,000**

Stockholders' equity	Amount
(Series A – preferred stock – no par or stated value, conversion of $250,000 in subordinated borrowings – Robert and Marlene Campbell, uncle and aunt of V. Malone, majority stockholder of Company, to 250 shares Series A – preferred stock, with 125 shares valued at $125,000 issued to Robert Campbell, and 125 shares valued at $125,000 issued to Marlene Campbell)	$250,000
Total	**$250,000**

Stockholders' equity	Amount
(prior years' liquidation dividends – Series A – preferred stock – dividends paid – seven (7%) percent per annum - Robert and Marlene Campbell, uncle and aunt of V. Malone, majority stockholder of Company, no par or stated value, 5,000 shares nonvoting shares issued to V. Malone, majority stockholder of the Company)	($4,375)
Total	**($4,375**

Notes to Financial Statements
December 31, 2012

Note B – CONTINUED
Related Party Transactions

Interest expense	Amount
(interest expense – subordinated borrowings – Robert and Marlene Campbell, uncle and aunt of V. Malone, majority stockholder of Company)	$13,125
Total	**$13,125**

One stockholder is paid commissions.

Notes to Financial Statements
December 31, 2012

Note C –
Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances any may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Securities owned:				
Equities	$69,150	$69,150	-	-
Total	**$69,150**	**$69,150**	**$ -**	**$ -**

Notes to Financial Statements
December 31, 2012

Note D –
Property and Equipment

Property and equipment consisted of the following at December 31, 2012:

Furniture and Fixtures		$ 43,616
Computers and Equipment		32,471
Computer Software		4,388
Leasehold Improvements		136,500
		216,975
Accumulated Depreciation		(211,124)
	Total	**$ 5,851**

Note E –
Long-Term Obligations

The Company had entered into two loans payable to FINRA during January 2008 relating to regulatory expenses (fines assessed to the Company by FINRA) and the start date for each of these two loans was January 29, 2008. The loan amounts of $30,000 and $112,500 were payable over 24 months and 48 months, respectively, and the annual interest rate on each loan is 9.5%. FINRA assessed fines was included in regulatory expenses on the statement of operations during the year ended December 31, 2007. The $30,000 loan was paid in full during January 2010. The $112,500 loan was paid in full during January 2012.

The Company had no long-term obligations at December 31, 2012.

Note F –
Subordinated Borrowings

The Company had a $250,000 subordinated loan with Robert and Marlene Campbell (uncle and aunt of V. Malone, majority stockholder of the Company). The loan was covered by agreements approved by FINRA, thus they are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. These borrowings were unsecured. The loan agreement was entered into on August 19, 2011 at a rate of 7% per annum and was approved by FINRA. The loan automatically renewed as it was not requested to be paid in full by January 19, 2012 by lender with notice sent to FINRA and the broker dealer. Notice was not received and the loan was extended for another year.

On September 28, 2012, the $250,000 subordinated loan was converted into equity in the Company. 125 shares of Series A preferred stock was issued to Robert Campbell and 125 shares of Series A preferred stock was issued to Marlene Campbell. As of December 31, 2012, the Company had no subordinated borrowings.

Notes to Financial Statements
December 31, 2012

Note G –
Series A – Preferred Stock

The Company had a $250,000 subordinated loan with Robert and Marlene Campbell (uncle and aunt of V. Malone, majority stockholder of the Company), that was converted into 250 shares of Series A – preferred stock – no par or stated value, 7% cumulative, on September 28, 2012. 125 shares of Series A preferred stock was issued to Robert Campbell and 125 shares of Series A preferred stock was issued to Marlene Campbell.

Financial Accounting Standards Board (FASB) ASC 505-10-50-3 through 50-5 require certain disclosures, including the following:

Liquidation Preferences: This Series A – preferred stock has liquidation preferences of $1,000 per share ($250,000 for 250 shares), plus accrued and unpaid dividends, if any.

Redemption: This Series A – preferred stock has a redemption price equal to $1,000 per share to be redeemed, plus accrued unpaid dividends, if any.

No Sinking Fund: The shares of the Series A – preferred stock shall not be entitled to benefit of any sinking or purchase fund to be applied to the redemption or purchase price of such stock.

Aggregate and per-share amounts of cumulative preferred stock dividends in arrears: The Company has no cumulative dividends in arrears at December 31, 2012.

Notes to Financial Statements
December 31, 2012

Note H –
Income Taxes

The Company files its own federal and state income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred taxes consist of the following at December 31, 2012:

	Current	Noncurrent
Deferred tax assets	$ -	$ 9,131
Deferred tax liabilities	-	-
Valuation allowance	-	(9,131)
Total	$ -	$ -

A valuation allowance has been established to eliminate the net deferred tax benefit due to uncertainty as to whether the tax benefits will ever be realized.

At December 31, 2012, the Company has a federal net operating loss carryforward, after decrease relating to taxable income for 2012 of approximately $210,919 for federal, available to reduce future taxable income, subject to annual limitations of Internal Revenue Code section 382, of approximately $24,842. This federal net operating loss carryfoward expires beginning in 2021. At December 31, 2012, the Company has an Arizona net operating loss carryforward, after increase relating to taxable income for 2012 of approximately $210,969 for Arizona, available to reduce future taxable income, subject to annual limitations of Arizona following federal treatment of Internal Revenue Code section 382, of approximately $24,767. This Arizona net operating loss carryforward expires beginning in 2008. The recoverability of these loss carryforwards is contingent upon the Company's ability to generate future taxable income and accordingly will be recognized as the Company generates taxable income.

The Company did pay a $50 minimum tax for Arizona during 2012 relating to the 2011 state tax return.

Notes to Financial Statements
December 31, 2012

Note I –
Commitments and Contingencies

Operating Leases

The Company conducts its operations in Scottsdale, Arizona offices under an operating lease that expires during May 2014. A lease renewal for this operating lease was entered into during January 2010 but was retroactive to June 1, 2009. This operating lease for office space was with LPC Investments, LLC. The owner of LPC Investments, LLC was president of Legacy Integrity Group, Inc., the former majority stockholder of the Company. The office space lease was assumed by Lex Capital US (an unrelated party) during May 2011. The Company has another operating lease for a copier machine. The following is a schedule by years of future minimum rental payments required under the Company's leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012.

Year Ending December 31,		Amount
2013		$ 40,258
2014		17,956
2015		2,026
2016		1,689
2017 and thereafter		-
	Total	**$61,929**

Total rent expense for the year ended December 31, 2012 was $39,580.

Litigation and/or Arbitrations

The Company may be a party to various legal actions arising from the normal course of business. In management's opinion, the Company has adequate legal defenses, and does not believe the outcome of such legal actions will materially affect the Company's operation and/or financial position.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2012 upon the capital expenditures, net income (loss), financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Concentration of Risk - Geographic Concentration

The Company currently has customers in approximately 20 states within the United States (higher volumes of revenues relating to customers in Arizona, New York and California) and approximately 6 foreign countries (higher volumes of activity in United Kingdom, and Germany) with no concentrations of revenues in any specific geographical location.

Notes to Financial Statements
December 31, 2012

Note I – CONTINUED
Commitments and Contingencies

Concentration of Risk – Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks and its clearing broker dealer, although the Company did not exceed the related federal deposit insurance and/or other insurance (SIPC - Securities Investor Protection Corporation) coverage limits, as applicable, during the year ended December 31, 2012.

Concentration of Risk – Revenues From Major Customers

Revenues for the year ended December 31, 2012 include amounts from two major customers that accounted for 11.8% and 26.1% of total revenues.

Off-Balance-Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to one other New York Stock Exchange member firm on a fully-disclosed basis. The agreements between the Company and their clearing broker dealers provide that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker dealer's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions when necessary.

Other Contingencies

During and subsequent to 2012, financial markets as a whole have incurred significant fluctuations in values. Because the values of individual investments fluctuate with market conditions, the amount of investment losses that the Company might recognize in future financial statements, if any, cannot be determined.

Notes to Financial Statements
December 31, 2012

Note J –
Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform (SEC) Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2012, the Company had net capital of $152,165, which was $52,165 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.48 to 1.

Note K –
Fair Values of Financial Instruments

FASB 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amount reported in the statement of financial position for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Receivables

The fair value of receivables due from brokers, dealers and clearing organizations and from draws on broker commissions and advances is not determinable since these financial instruments are not readily marketable. Management maintains an allowance for doubtful receivables relating to these receivables, when needed.

Payables: Brokers, dealers and clearing organizations

The fair value of the payables: brokers, dealers and clearing organizations is not determinable since these financial instruments are not readily marketable.

Accounts Payable and Accrued Liabilities

The fair value of the accounts payable and accrued liabilities is not determinable since these financial instruments are not readily marketable.

Notes to Financial Statements
December 31, 2012

Note L –
Subsequent Event

No events occurred subsequent to the December 31, 2012 statement of financial condition date and through February 28, 2013, the date the financial statements were issued, which require disclosure in the financial statements, other than as disclosed in the next paragraph of this subsequent event note to the financial statements.

Lyle Campbell, a director of the Company and father of the majority stockholder, Verna Malone, purchased 1,250 shares of non-voting common stock on February 19, 2013 for $25,000.

Additional Information

Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net Capital		
Total stockholders' equity qualified for net capital		$ 197,493
Total capital and allowable subordinated borrowings		197,493
Deductions for non-allowable assets		
Securities - not readily marketable	$ 260	
Furniture, equipment, and leasehold improvements, net	5,851	
Other assets	21,336	
	27,447	
Unsecured/partially secured debits	680	28,127
Net capital before haircuts on securities positions (tentative net capital)		169,366
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))		
Other securities	(10,333)	
Undue concentration	(6,868)	(17,201)
Total		**$ 152,165**
Aggregate Indebtedness		
Items Included in Statement of Financial Condition		
Accounts Payable, Accrued Expenses, Short-Term Debt and Unsecured Debt		$ (5,289)
		$ (5,289)
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		**$ 100,000**
Excess Net Capital		**$ 52,165**
Ratio: Aggregate Indebtedness to Net Capital		**3.48 to 1**
Reconciliation with Company's Computation (included in Part II of Form 17a-5(a) as of December 31, 2012)		
Net Capital, as Reported in Company's Part II (Unaudited FOCUS Report Filed January 24, 2013)		**$ 152,163**
Net audit adjustments, if any (rounding difference only)		**2**
Net Capital Per Above		**$ 152,165**

Supplemental Schedule of Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).

Brian R. Lee
CERTIFIED PUBLIC ACCOUNTANT
A Professional Corporation
www.brianleecpa.com
(480) 774-0852 • (480) 774-0857 FAX
2101 East Broadway Road, Suite 7 • Tempe, Arizona 85282-1735 P. O. Box 27952 • Tempe, Arizona 85285-7952

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To Board of Directors
Berry-Shino Securities, Inc.
Scottsdale, Arizona

In planning and performing our audit of the financial statements of ***Berry-Shino Securities, Inc.*** (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian R. Lee, CPA, P.C.

Tempe, Arizona
February 28, 2013